Exhibit 99.14

Date: March 31, 2010

CONSENT OF SAMUEL MAH

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2009 (the ‘Annual Report’), I, Samuel Mah, M.A.Sc., P.Eng., Director of Engineering (Silver Wheaton Corp.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents / reports:

1.	Reserve estimates of the Yauliyacu Mine;
2.	Technical report dated March 26, 2010, entitled “2009 Resource and Reserve Update, Yauliyacu Mine, Peru”;
3.	The Annual Report;
4.	The Company’s Registration statement on Form S-8 (File No. 333-128128).

Yours truly,

/s/ Samuel Mah
Samuel Mah, M.A.Sc., P.Eng.
Director of Engineering,
Silver Wheaton Corp.